

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Jeremy Henderson-Ross
General Counsel
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

> **Re: Global Blue Group Holding AG**
> **Registration Statement on Form F-3**
> **Filed August 28, 2023**
> **File No: 333-274233**

Dear Jeremy Henderson-Ross:

It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Jeremy Henderson-Ross
Global Blue Group Holding AG
June 3, 2024
Page 2

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: CF-USMail
       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED